EXHIBIT 11.2

TANTECH HOLDINGS LTD

(the “Company”)

Insider Trading Policy

APPLICABILITY OF POLICY

This Policy applies to all transactions in the Company’s securities, including common shares, options and warrants to purchase common shares, and any other securities the Company may issue from time to time, such as preferred shares, and convertible securities, as well as derivative securities relating to the Company’s shares, whether issued by the Company, such as exchange-traded options. It applies to all officers and directors of the Company, all employees and major shareholders of the Company and subsidiaries of the Company (collectively referred to as the “Company”), and consultants, accountants and advisors to the Company who have or may have access to Material Nonpublic Information (as defined below) regarding the Company, and members of the immediate family or household of any such person. This group of people is sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Nonpublic Information from any Insider.

Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as such information is not publicly known.

STATEMENT OF POLICY

General Policy

It is the policy of the Company to prohibit the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading related to the Company or any other company.

Specific Policies

1. Trading on Material Nonpublic Information. With certain exceptions, no Insider shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the close of business on the second Trading Day (as defined below) following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. However, see “Permitted Trading Period” below for a full discussion of trading pursuant to a Pre-Established plan or by delegation.

As used herein, the term “Trading Day” shall mean a day on which national stock exchanges are open for trading.

2. Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

Regulation FD (Fair Disclosure) (“Disclosure Regulation”) is an issuer disclosure rule implemented by the SEC that addresses selective disclosure. The Disclosure Regulation provides that when the Company, or person acting on its behalf, discloses Material Nonpublic Information to certain enumerated persons (in general, securities market professionals and holders of the Company’s securities who may well trade on the basis of the information), it must make public disclosure of that information. The timing of the required public disclosure depends on whether the selective disclosure was intentional or unintentional; for an intentional selective disclosure, the Company must make public disclosures simultaneously; for a non-intentional disclosure, the Company must make public disclosure promptly. Under the Disclosure Regulation, the required public disclosure may be made by filing or furnishing a Form 6-K, or by another method or combination of methods that is reasonably designed to effect broad, non-exclusionary distribution of the information to the public.

It is the policy of the Company that all public communications of the Company (including, without limitation, communications with the press, other public statements, statements made via the Internet or social media outlets, or communications with any regulatory authority) be handled only through our chief executive officer (“CEO”), ”), an authorized designee of the CEO, or the Company’s public relations firm. Please refer all press, analyst or similar requests for information to the Company’s CEO and do not respond to any inquiries without prior authorization from the Company’s CEO. If the Company’s CEO is unavailable, the Company’s chief financial officer (“CFO”)  will fill this role.

3. Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information (including, without limitation, via email or by posting on Internet message boards or blogs, anonymously or otherwise) is strictly forbidden.

4. Duty to Report Inappropriate and Irregular Conduct. All employees, and particularly executives, managers and/or supervisors, have a responsibility for maintaining financial integrity within the Company, and being consistent with generally accepted accounting principles and both federal, state and other applicable securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or irregularities, whether by witnessing the incident or being told of it, must report it to their immediate supervisor and to any member of the Audit Committee of the Board of Directors of the Company. For a more complete understanding of this issue, employees should consult their employee manual and or seek the advice of the Company’s Insider Trading Compliance Officer, or the Compliance Officer, or outside counsel.

POTENTIAL CRIMINAL AND CIVIL LIABILITY

AND/OR DISCIPLINARY ACTION

Penalties for trading on or communicating Material Nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include prison terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

1. Liability for Insider Trading. An Insider who violates insider trading laws by engaging in transactions in securities when such person has Material Nonpublic Information can be sentenced to a prison term up to 20 years and be subject to a criminal penalty of up to $5 million for individuals (and $25 million for a business entity), regardless of whether such transactions were profitable. In addition, the SEC has the authority to seek a civil monetary penalty of up to three times the amount of profit gained or loss avoided by illegal insider trading. “Profit gained” or “loss avoided” generally means the difference between the purchase or sale price of the Company’s shares and its value as measured by the trading price of the shares a reasonable period after public dissemination of the nonpublic information.

2. Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, U.S. stock exchanges and the Financial Industry Regulatory Authority, Inc. use sophisticated electronic surveillance techniques to monitor all trades and uncover insider trading.

3. Possible Disciplinary Actions. Individuals subject to the Policy who violate this Policy shall also be subject to disciplinary action by the Company, which may include suspension, forfeiture of perquisites and ineligibility for future participation in the Company’s equity incentive plans and/or termination of employment.

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CERTAIN EXCEPTIONS

For purposes of this Policy, the Company considers that the exercise of stock options under any stock option plans of the Company (but not the sale of the underlying shares) is exempt from this Policy, since the other party to the transaction involving only the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

PERMITTED TRADING PERIOD

1. Black-Out Period and Trading Window.

To ensure compliance with this Policy and applicable U.S. federal and state securities laws, the Company requires that all officers, directors, employees, all members of the immediate family or household of any such person, and all other Insiders who are subject to this Policy refrain from conducting any transactions involving the purchase or sale of the Company’s securities, other than during the period in any fiscal quarter commencing at the close of business on the second Trading Day following the date of public disclosure of the financial results for the prior fiscal quarter or year and ending at the close of the market on the date two weeks before the end of the fiscal quarter (the “Trading Window”).

If such public disclosure occurs on a Trading Day before the markets close, then such date of disclosure shall be considered the first Trading Day following such public disclosure. The actual Trading Window may vary for different periods because a periodic report of the Company may be filed earlier or later than the prescribed due date. Please seek guidance from the Compliance Officer and confirm whether the Trading Window is open at a specific time.

It is the Company’s policy that the period when the Trading Window is “closed” is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This is because Insiders are, as any quarter progresses, increasingly likely to possess Material Nonpublic Information about the expected financial results for the quarter. The purpose of the Trading Window is to avoid any unlawful or improper transactions or even the appearance of any such transactions.

It should be noted that even during the Trading Window any person possessing Material Nonpublic Information concerning the Company shall not engage in any transactions involving the Company’s (or any other companies’) securities until such information has been known publicly for at least two Trading Days. The Company has adopted the policy of delaying trading for “at least two Trading Days” because the securities laws require that the public be informed effectively of previously undisclosed material information before Insiders trade in the Company’s securities. Public disclosure may occur through a widely disseminated press release or through filings, such as Form 6-K, with the SEC. Furthermore, in order for the public to be effectively informed, the public must be given time to evaluate the information disclosed by the Company. Although the amount of time necessary for the public to evaluate the information may vary depending on the complexity of the information, the Company considers generally two Trading Days is sufficient.

From time to time, the Company may also require that Insiders suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons may not engage in any transaction involving the purchase or sale of the Company’s securities during such period and may not disclose to others the fact of such suspension of trading.

Although the Company may from time to time require during a Trading Window that Insiders suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

Notwithstanding these general rules, Insiders may trade outside of the Trading Window provided that such trades are made pursuant to a legally compliant, Pre-Established plan or by delegation established at a time that the Insider is not in possession of material nonpublic information. These alternatives are discussed in the next section.

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2. Trading According to a Pre-Established Plan or by Delegation.

Trading which is not “on the basis of” Material Nonpublic Information may not give rise to insider trading liability. The SEC has adopted Rule 10b5-1 under which insider trading liability can be avoided if Insiders follow very specific procedures. In general, such procedures involve trading according to Pre-Established instructions, plans or programs, or a 10b5-1 Plan, after a required “cooling off” period described below (a “Pre-Established Plan”).

Pre-Established Plans must:

(a) Be documented by a contract, written plan, or formal instruction which provides that the trade take place in the future. For example, an Insider can contract to sell his or her shares on a specific date, or simply delegate such decisions to an investment manager, 401(k) (or other retirement) plan administrator or a similar third party. This documentation must be provided to the Company’s Compliance Officer;

(b) Include in its documentation the specific amount, price and timing of the trade, or the formula for determining the amount, price and timing. For example, the Insider can buy or sell shares in a specific amount and on a specific date each month, or according to a Pre-Established percentage (of the Insider’s salary, for example) each time that the share price falls or rises to Pre-Established levels. In the case where trading decisions have been delegated (i.e., to a third party broker or money manager), the specific amount, price and timing need not be provided;

(c) Be implemented at a time when the Insider does not possess Material Nonpublic Information. As a practical matter, this means that the Insider may set up Pre-Established Plans, or delegate trading discretion, only during a “Trading Window” (discussed in Section 1, above);

(d) Remain beyond the scope of the Insider’s influence after implementation. In general, the Insider must allow the Pre-Established Plan to be executed without changes to the accompanying instructions, and the Insider cannot later execute a hedge transaction that modifies the effect of the Pre-Established Plan. Insiders should be aware that the termination or modification of a Pre-Established Plan after trades have been undertaken under such plan could negate the 10b5-1 affirmative defense afforded by such program for all such prior trades. As such, termination or modification of a Pre-Established Plan should only be undertaken in consultation with the Insider’s legal counsel. An Insider wishing to change the amount, price or timing of a Pre-Established Trade, or terminate a Pre-Established Trade, can do so only during a “Trading Window” (discussed above). If the Insider has delegated decision-making authority to a third party, the Insider cannot subsequently influence the third party in any way and such third party must not possess material nonpublic information at the time of any of the trades;

(e) Be subject to a “cooling off” period. Rule 10b5-1 contains “cooling-off period” for directors and officers that prohibit such insiders from trading in a Pre-Established Plan until the later of (i) 90 days following the plan’s adoption or modification or (ii) two business days following the Company’s disclosure (via a report filed with the SEC) of its financial results for the fiscal quarter in which the plan was adopted or modified;

(f) Contain Insider certifications. Directors and officers are required to include a certification in their Pre-Established Plans to certify that at the time the plan is adopted or modified: (i) they are not aware of Material Nonpublic Information about the Company or its securities, and (ii) they are adopting the Pre-Established Plan in good faith and not as part of a plan or scheme to evade the anti-fraud provisions of the Exchange Act.

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Pre-Approval Required. Prior to implementing a Pre-Established Plan for trading, all officers and directors must receive the approval for such plan from (and provide the details of the plan to) the Compliance Officer.

3. Pre-Clearance of Trades.

Even during a Trading Window, all officers, directors, employees, as well as members of the immediate family or household of such individuals, must comply with the Company’s “pre-clearance” process prior to trading in the Company’s securities, implementing a Pre-Established Plan for trading, or delegating decision-making authority over the Insider’s trades. To do so, each officer and director must contact the Compliance Officer prior to initiating any of these actions. Trades executed pursuant to a properly implemented Pre-Established Plan approved by the Compliance Officer do not need to be pre-cleared. The Company may also find it necessary, from time to time, to require compliance with the pre-clearance process from certain individuals other than those mentioned above.

4. Individual Responsibility.

As Insiders, every person subject to this Policy has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has established a Trading Window applicable to that Insider or any other Insiders of the Company. Each individual, and not necessarily the Company, is responsible for his or her own actions and will be individually responsible for the consequences of their actions. Therefore, appropriate judgment, diligence and caution should be exercised in connection with any trade in the Company’s securities. An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

5. Exceptions to the Policy.

Any exceptions to this Policy may only be made by advance written approval of each of: (i) the CEO, (ii) the Compliance Officer and (iii) the Chairperson of the Audit Committee. Any such exceptions shall be immediately reported to the remaining members of the Board.

APPLICABILITY OF POLICY TO INSIDE INFORMATION

REGARDING OTHER COMPANIES

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s customers, vendors or suppliers or potential acquisition targets (collectively, “business partners”), when that information is obtained in the course of employment or performance of other services on behalf of the Company. Civil and criminal penalties, as well as the termination of employment, may result from trading on inside information regarding the Company’s business partners. All employees should treat Material Nonpublic Information about the Company’s business partners with the same care as is required with respect to the information relating directly to the Company.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

It is not possible to define all categories of material information. However, information should be regarded as “material” if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities. Material information may be positive or negative. “Nonpublic Information” is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

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While it may be difficult to determine whether any particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

●	Financial results;

●	Entry into a material agreement or discussions regarding entry into a material agreement;

●	Projections of future earnings or losses;

●	Major contract awards, cancellations or write-offs;

●	Joint ventures, strategic alliances or other significant or commercial ventures with third parties;

●	News of a pending or proposed merger or acquisition;

●	News of the disposition of material assets;

●	Impending bankruptcy or financial liquidity problems;

●	Gain or loss of a significant line of credit;

●	Significant breach of a material agreement;

●	New business or services announcements of a significant nature;

●	Intellectual property, research milestones, and other proprietary or scientific information

●	Stock splits;

●	Information relating to the Company’s stock exchange listing or SEC regulatory issues;

●	New equity or debt offerings;

●	Significant litigation exposure due to actual or threatened litigation;

●	Changes in senior management or the Board of Directors of the Company;

●	Capital investment plans; and

●	Changes in dividend policy.

All of the foregoing categories of information and any similar information should be considered “Material Nonpublic Information” for purposes of this Policy. If there are any questions regarding whether a particular item of information is Material Nonpublic Information, please consult the Compliance Officer or the Company’s legal counsel before taking any action with respect to such information.

INQUIRIES

Please direct your questions as to any of the matters discussed in this Policy to the Company’s Compliance Officer.

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